Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 333-110520

     The following are slides relating to a presentation made to investors in connection with the proposed merger between SafeNet, Inc. and Rainbow Technologies, Inc.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting SafeNet’s business generally, including those set forth in its filings with the Securities and Exchange Commission, including SafeNet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s results could differ materially from the expectations in these statements. SafeNet assumes no obligation and does not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger of SafeNet and Rainbow, SafeNet has filed with the SEC a Registration Statement on Form S-4 (File No. 333-110520) containing a joint proxy statement/prospectus and SafeNet and Rainbow have filed and may file other relevant materials in connection with the merger transaction. The joint proxy statement/prospectus has been mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 4690 Millennium Drive, Belcamp, Maryland 21017, (443) 327-1239. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision.

SafeNet and Rainbow, and their respective executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. Information about the executive officers and directors of SafeNet and Rainbow and their respective interests in the merger is available in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that SafeNet has filed with the SEC. Additional information regarding the executive officers and directors of SafeNet is available in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Additional information regarding the executive officers and directors of Rainbow is available in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003.

Rainbow Q4:03 Highlights Revenues of $39.2 MM, up 17% YOY Gross margin of 54% Operating margin of 12% Net income (FCOBT) (1) (2) of $3.8 MM, up 35% YOY Operating cash flow of $3.8 MM Note: EPS figures represent GAAP estimates. (1) From continuing operations before tax. (2) Non-GAAP EPS of $0.16 per share.

Rainbow 2003 vs. 2002 Revenues increased 13% Gross margins of 44% in 2003 vs. 27% in 2002 Operating margins of 8% vs. (6%) EPS at $0.28 vs. ($0.87) in 2002 (1) Cash and equivalents at $63 MM vs. $51 MM in 2002 No debt 2 acquisitions closed Note: EPS figures represent GAAP estimates. (1) 2003 Non-GAAP EPS of $0.45 per share.